Correspondence

DOLPHIN ENTERTAINMENT, INC.
150 Alhambra Circle, Suite 1200

Coral Gables, FL 33134

August 1, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Rucha Pandit

Re:	Dolphin Entertainment, Inc. Request for Acceleration of Registration Statement on Form S-3 Filed on July 25, 2023 File No. 333-273431

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dolphin Entertainment, Inc., a Florida corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-273431), filed with the U.S. Securities and Exchange Commission on July 25, 2023, to 4:00PM ET on August 3, 2023 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Erin L. Fogarty at (305) 539-3385 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ William O’Dowd
Name: William O’Dowd Title: Chief Executive Officer